UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

REGENXBIO INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75901B 107

(CUSIP Number)

Daniel O’Donnell

FoxKiser LLP

1701 Pennsylvania Ave. NW, Suite 900

Washington, DC 20006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

September 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 75901B 107	SCHEDULE 13D

1	Names of Reporting Persons: The Allan M. Fox Trust (U/A/D April 21, 2015)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 722,485
	8	Shared Voting Power
	9	Sole Dispositive Power 722,485
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,221,048
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.7%
14	Type of Reporting Person: OO

CUSIP NO. 75901B 107	SCHEDULE 13D

1	Names of Reporting Persons: The Allan M. Fox Revocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 2,054,863
	8	Shared Voting Power
	9	Sole Dispositive Power 2,054,863
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,221,048
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.7%
14	Type of Reporting Person: OO

CUSIP NO. 75901B 107	SCHEDULE 13D

1	Names of Reporting Persons: FoxKiser Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power
	8	Shared Voting Power 443,700
	9	Sole Dispositive Power
	10	Shared Dispositive Power 443,700
11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,221,048
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.7%
14	Type of Reporting Person: OO

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of REGENXBIO Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 9712 Medical Center Drive, Suite 100, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of The Allan M. Fox Trust (U/A/D April 21, 2015), a Maryland trust (the “Fox Trust”), The Allan M. Fox Revocable Trust, a Maryland trust (the “Fox Revocable Trust”), and FoxKiser Holdings, LLC, a Delaware limited liability company (“FoxKiser Holdings”) (each of the Fox Trust, the Fox Revocable Trust and FoxKiser Holdings may be referred to herein as a “Reporting Person” and collectively may be referred to herein as “Reporting Persons”).

John Daniel Kiser is the trustee of the Fox Trust and holds sole dispositive power over such trust. Allan M. Fox holds sole dispositive power over the Fox Revocable Trust. Mr. Fox and Mr. Kiser hold shared dispositive power over the shares held by FoxKiser Holdings, with Mr. Fox having a 60% voting interest in FoxKiser Holdings.

(b) The address of the principal business office of the Reporting Persons is 1701 Pennsylvania Ave. NW, Suite 900, Washington, DC 20006.

(c) The Fox Trust and the Fox Revocable Trust are trusts established for the benefit of Mr. Fox’s family. FoxKiser Holdings is a limited liability company established to hold assets for Messrs. Fox and Kiser.

(d)-(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Fox Trust and the Fox Revocable Trust are each a Maryland trust. FoxKiser Holdings is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Company’s initial public offering of Common Stock, which closed on September 22, 2015 (the “Offering”), 443,700 shares of Common Stock of the Company, 1,444,970 shares of Series A Preferred Stock of the Company, 853,915 shares of Series B Preferred Stock of the Company and 478,463 shares of Series C Preferred Stock of the Company previously acquired by the Reporting Persons from the Company, were automatically converted into Common Stock on a one-for-one basis.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from personal funds or working capital.

Item 4.	Purpose of Transaction.

The Reporting Person holds the shares of the Company discussed herein for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of Common Stock or other capital stock of the Company and/or dispose of its shares of Common Stock of the Company. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover page of this Schedule 13D and the information set forth in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) As of September 22, 2015, the Reporting Person beneficially owned 3,221,048 shares of Common Stock, which represents 12.7% of the outstanding shares of Common Stock of the Company. This percentage is based upon 25,350,708 shares of Common Stock outstanding immediately after the Offering, as indicated on the Company’s final prospectus for the Offering filed on September 16, 2015. The Reporting Persons have sole voting and dispositive power with respect to 2,777,348 of the shares of Common Stock that the Reporting Persons beneficially own. The Reporting Persons have shared voting and dispositive power with respect to 443,700 of the shares of Common Stock that the Reporting Persons beneficially own.

(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock or other equity securities of the Company during the last 60 days.

(d) and (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, each of the Reporting Persons entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters in the Offering and agreed not to sell or transfer any shares of Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Common Stock of the Company, for 180 days after the date of the Offering without first obtaining the written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters. The form of lock-up agreement is attached as Exhibit 99.1 and is hereby incorporated by reference into this Item 6.

Each of the Reporting Persons is a party to that certain Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Company and certain other stockholders of the Company, dated as of May 15, 2015. Each of the Reporting Persons has certain registration rights with respect to its holdings of the Company’s Common Stock under this agreement. The Investors’ Rights Agreement is attached as Exhibit 99.2 and is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2015 (SEC Reg. No. 333-206430)).

99.2	Amended and Restated Investors’ Rights Agreement dated as of May 15, 2015 among the Company and the Investors party thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 18, 2015 (SEC Reg. No. 333-206430)).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015

THE ALLAN M. FOX TRUST (U/A/D APRIL 21, 2015)

By:	/s/ John Daniel Kiser
Name: John Daniel Kiser
Title: Trustee

THE ALLAN M. FOX REVOCABLE TRUST

By:	/s/ Allan M. Fox
Name: Allan M. Fox
Title: Trustee

FOXKISER HOLDINGS, LLC

By:	/s/ Allan M. Fox
Name: Allan M. Fox
Title: Member

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company

Incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2015

(SEC Reg. No. 333-206430)

99.2	Amended and Restated Investors’ Rights Agreement dated as of May 15, 2015 among the Company and the investors party thereto	Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 18, 2015 (SEC Reg. No. 333-206430)